

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 8, 2015

Nicholas Yik Kay Chong
Chief Financial Officer
Autohome, Inc.
10th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People's Republic of China

>   **Re: Autohome, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2014**
>   **Filed March 27, 2015**
>   **File No. 001-36222**

Dear Mr. Chong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

General Factors Affecting Our Results of Operations, page 56

1.   You state that your ability to attract a large and growing user base and maintain a high level of user engagement affects your ability to attract advertiser customers and dealer subscribers. Explain for us how you measure user base and user engagement and tell us your consideration to include a quantified discussion of such measures as they relate, either directly or indirectly, to your results of operations. Also, tell us what consideration was given to evaluating whether these measures are considered key performance indicators that you use to manage your business and whether disclosing these metrics and

related trends would be material to your investors. We refer you to Section III.B.1 of SEC Release 33-8350.

2.   You disclose the number of average daily unique users who access your websites via mobile devices and the number of average daily unique users of your mobile applications. Please tell us your consideration to also disclose the total number of average daily unique users, including those that accessed your website from a PC as well as a mobile device, or explain why you do not believe this information is necessary. In addition, to the extent you provide certain metrics, please tell us what consideration was given to including comparative figures from the prior period end to add context to your disclosures. In this regard, we note that you disclose the period-over-period percentage increase in mobile users in your earning release calls and in the Form 6-K filed on November 6, 2015.

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues, page 65

3.   You attribute the increase in dealer subscription services revenues, in part, to an increase in average revenue per paying subscriber. We note that you have quantified growth in ARPU as it relates to dealer subscription services in various earnings release calls. In addition, we note your reference to average revenue per automaker advertiser in your advertising services discussion. Please explain what consideration was given to providing a quantified discussion of these metrics, and/or changes therein, in your MD&A. In this regard, since you attribute the growth in each of your service lines to growth in these metrics, quantification would appear necessary to an understanding of your business. We refer you to Section III.B.1 of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services